Exhibit 97.1

Baijiayun Group Ltd

COMPENSATION RECOVERY POLICY

As adopted on November 30, 2023

Baijiayun Group Ltd (the “Company”) is committed to strong corporate governance. As part of this commitment, the Company’s board of directors (the “Board”) has adopted this clawback policy called the Compensation Recovery Policy (the “Policy”). The Policy is intended to further the Company’s pay-for-performance philosophy and to comply with applicable laws by providing rules relating to the reasonably prompt recovery of certain compensation received by Covered Executives (as defined below) in the event of an Accounting Restatement (as defined below).

The Policy is intended to comply with, and will be interpreted in a manner consistent with, Section 10D of the Securities Exchange Act of 1934 (the “Exchange Act”), with Exchange Act Rule 10D-1 and with the listing standards of the national securities exchange (the “Exchange”) on which the securities of the Company are listed, including any official interpretive guidance.

Persons Covered by the Policy

The Policy is binding and enforceable against all “Covered Executives.” A Covered Executive is each individual who is or was ever designated as an “officer” by the Board in accordance with Exchange Act Rule 16a-1(f) (a “Section 16 Officer”). The Committee may (but is not obligated to) request or require a Covered Executive to sign and return to the Company an acknowledgement that such Covered Executive will be bound by the terms and comply with the Policy. The Policy is binding on each Covered Executive whether or not the Covered Executive signs and/or returns any acknowledgment.

Administration of the Policy

This Policy shall be administered by the Compensation Committee of the Board (the “Committee”). The Committee is authorized to interpret and construe the Policy and to make all determinations necessary, appropriate, or advisable for the administration of the Policy. All determinations of the Committee will be final and binding and will be given the maximum deference permitted by law.

Accounting Restatements Requiring Application of the Policy

If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (an “Accounting Restatement”), then the Committee shall determine the Excess Compensation (as defined below), if any, that shall be recovered. The Company’s obligation to recover Excess Compensation is not dependent on if or when restated financial statements are filed.

Compensation Covered by the Policy

The Policy applies to certain Incentive-Based Compensation (certain terms used in this Section are defined below) that is Received on or after October 2, 2023 (the “Effective Date”), during the Covered Period while the Company has a class of securities listed on a national securities exchange. Such Incentive-Based Compensation is considered “Clawback Eligible Incentive-Based Compensation” if the Incentive-Based Compensation is Received by a person after such person became a Section 16 Officer and the person served as a Section 16 Officer at any time during the performance period for the Incentive-Based Compensation. “Excess Compensation” means the amount of Clawback Eligible Incentive-Based Compensation that exceeds the amount of Clawback Eligible Incentive-Based Compensation that otherwise would have been Received had such Clawback Eligible Incentive-Based Compensation been determined based on the restated amounts. Excess Compensation shall be computed without regard to any taxes paid and is referred to in the listing standards as “erroneously awarded compensation”.

To determine the amount of Excess Compensation for Incentive-Based Compensation based on stock price or total shareholder return, where it is not subject to mathematical recalculation directly from the information in an Accounting Restatement, the amount shall be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was Received and the Company shall maintain documentation of the determination of that reasonable estimate and provide that documentation to the Exchange.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For the avoidance of doubt, no compensation that is potentially subject to recovery under the Policy will be earned until the Company’s right to recover under the Policy has lapsed. For the avoidance of doubt, the following items of compensation are not Incentive-Based Compensation under the Policy: salaries, bonuses paid solely at the discretion of the Committee or Board that are not paid from a bonus pool that is determined by satisfying a Financial Reporting Measure, bonuses paid solely upon satisfying one or more subjective standards and/or completion of a specified employment period, non-equity incentive plan awards earned solely upon satisfying one or more strategic measures or operational measures, and equity awards for which the grant is not contingent upon achieving any Financial Reporting Measure performance goal and vesting is contingent solely upon completion of a specified employment period (e.g., time-based vesting equity awards) and/or attaining one or more non-Financial Reporting Measures.

“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also Financial Reporting Measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Securities and Exchange Commission.

Incentive-Based Compensation is “Received” under the Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting, settlement or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, the Policy does not apply to Incentive-Based Compensation for which the Financial Reporting Measure is attained prior to the Effective Date.

“Covered Period” means the three completed fiscal years immediately preceding the Accounting Restatement Determination Date. In addition, Covered Period can include certain transition periods resulting from a change in the Company’s fiscal year.

“Accounting Restatement Determination Date” means the earlier to occur of: (a) the date the Board, a committee of the Board, or one or more of the officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (b) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

Recovery of Excess Compensation

The Company shall recover Excess Compensation reasonably promptly and Covered Executives shall be required to repay Excess Compensation to the Company. Subject to applicable law, the Company may recover Excess Compensation by means include (but are not limited to):

(a)	requiring reimbursement of cash Incentive-Based Compensation previously paid;

(b)	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;

(c)	offsetting the amount to be recovered from any unpaid or future compensation to be paid by the Company or any affiliate of the Company to the Covered Executive;

(d)	cancelling outstanding vested or unvested equity awards; and/or

(e)	taking any other remedial and recovery action permitted by law, as determined by the Committee.

In addition to its rights to recovery under the Policy, the Company or any affiliate of the Company may take legal actions it determines appropriate to enforce a Covered Executive’s obligation of repaying the Company. Failure of a Covered Executive to comply with their obligations under the Policy may result in reduction or cancellation of outstanding and future compensation.

Exceptions to the Policy

The Company shall recover the Excess Compensation in accordance with the Policy except to the limited extent that any of the conditions set forth below is met, and the Committee determines that recovery of the Excess Compensation would be impracticable:

(a)	The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before reaching this conclusion, the Company must make a reasonable attempt to recover such Excess Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the Exchange; or

(b)	Recovery or would violate a law in the country where the Company was incorporated that was adopted prior to November 28, 2022. Before making this determination, the Company must obtain an opinion of home country counsel, acceptable to the Exchange, that recovery would result in such a violation, and must provide such opinion to the Exchange; or

(c)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the legal requirements of Internal Revenue Code §§ 401(a)(13) and § 411(a) and regulations thereunder.

Other Important Information in the Policy

The Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 as well as any other applicable laws, regulatory requirements, rules, or pursuant to the terms of any existing Company policy or agreement providing for the recovery of compensation. If there is any discrepancy between the Policy and any existing Company policy or agreement providing for the recovery of compensation, the Policy shall prevail.

Notwithstanding the terms of any of the Company’s organizational documents (including, but not limited to, the Company’s bylaws), any corporate policy or any contract (including, but not limited to, any indemnification agreement), neither the Company nor any affiliate of the Company will indemnify or provide advancement for any Covered Executive against any loss of Excess Compensation. Neither the Company nor any affiliate of the Company will pay for or reimburse insurance premiums for an insurance policy that covers potential recovery obligations. In the event that the Company is required to recover Excess Compensation pursuant to the Policy from a Covered Executive who is no longer an employee, the Company will be entitled to seek recovery in order to comply with applicable law, regardless of the terms of any release of claims or separation agreement that individual may have signed.

The Committee or Board may review and modify the Policy from time to time.

If any provision of the Policy or the application of any such provision to any Covered Executive is adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provisions of the Policy or the application of such provision to another Covered Executive, and the invalid, illegal or unenforceable provisions will be deemed amended to the minimum extent necessary to render any such provision or application enforceable.

The Policy will terminate and no longer be enforceable when the Company ceases to be listed issuer within the meaning of Section 10D of the Exchange Act.

ACKNOWLEDGEMENT

●	Executive has received and read the Compensation Recovery Policy (the “Policy”) of Baijiayun Group Ltd (the “Company”).

●	Executive is bound by and to abide by the terms of the Compensation Recovery Policy and intends for the Compensation Recovery Policy to be applied to the fullest extent of the law..

●	The Compensation Recovery Policy shall apply to any and all incentive-based compensation that is received (as defined in the Compensation Recovery Policy) by Executive on or after October 2, 2023.Executive is not entitled to indemnification or right of advancement of expenses in connection with any enforcement of the Compensation Recovery Policy by the Company. In the event of any inconsistency between the provisions of the Compensation Recovery Policy and this Acknowledgement or any applicable incentive-based compensation arrangements, equity agreement, indemnification agreement or similar agreement or arrangement setting forth the terms and conditions of any incentive-based compensation, the terms of the Compensation Recovery Policy shall govern.

the Policy may apply both during and after termination of the undersigned’s employment with the Company and its affiliates. By signing below, Executive agrees to the application of the Compensation Recovery Policy and the other terms of this Acknowledgment.

Covered Executive

(print name)

(signature)

(date)